Exhibit 99.1

JBS USA FOOD COMPANY ANNOUNCES PRICING OF TENDER OFFER FOR
ANY AND ALL OF ITS 2.500% SENIOR NOTES DUE 2027

GREELEY, Colo. (June 27, 2025) – JBS USA Food Company announced today the pricing terms of its previously announced tender offer to purchase for cash (the “Tender Offer”) any and all of the outstanding U.S.$1,000.0 million aggregate principal amount of its 2.500% Senior Notes due 2027 (the “Notes”) pursuant to the terms and conditions described in the offer to purchase, dated June 23, 2025 (the “Offer to Purchase”), and the related notice of guaranteed delivery, dated June 23, 2025 (“Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

The table below sets forth, among other things, the U.S. Treasury Reference Security, the Bloomberg Reference Page, the Fixed Spread and the Tender Offer Consideration (as defined below).

Description of Notes	CUSIP	ISIN	Outstanding Principal Amount of Notes	Tender Amount	U.S. Treasury Reference Security	Bloomberg Reference Page	Reference Yield	Fixed Spread	Tender Offer Consideration(1)
2.500% Senior Notes due 2027	46590XAS5, 46590XAR7, 46592QAB5, L5S59NAB1 and L56608AN9	US46590XAS53, US46590XAR70, US46592QAB59, USL5S59NAB13 and USL56608AN94	U.S.$1,000 million	Any and All	4.00% UST due January 15, 2027	FIT4	3.841%	+ 0 bps	$980.21

(1)	The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time (as defined below) and accepted for purchase.

The “Tender Offer Consideration” for each U.S.$1,000 principal amount of the Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time and accepted for purchase pursuant to the Tender Offer was determined in the manner described in the Offer to Purchase by reference to the fixed spread specified above plus the yield based on the bid-side price of the U.S. Treasury Reference Security specified above, as quoted on the Bloomberg Bond Trader FIT4 series of pages, at 2:00 p.m., New York City time, on June 27, 2025, the date on which the Tender Offer is currently scheduled to expire. The Tender Offer Consideration is based on a yield to January 15, 2027, the maturity date of the Notes, as described in the Offer to Purchase.

In addition to the Tender Offer Consideration, holders whose Notes are purchased pursuant to the Tender Offer will also receive accrued and unpaid interest thereon from the last interest payment date up to, but excluding, the Settlement Date (as defined below).

The Tender Offer will Expire at 5:00 p.m., New York City time, on July 27, 2025, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). Tendered Notes may be withdrawn at any time before the Expiration Time. Holders of Notes must validly tender and not validly withdraw their Notes (including Holders of any Notes that are tendered pursuant to the Guaranteed Delivery Procedures) before the Expiration Time to be eligible to receive the Tender Offer Consideration. Guaranteed deliveries will expire at 5:00 p.m., New York City time, on July 1, 2025, unless the Expiration Time is extended.

Settlement for all Notes tendered prior to the Expiration Time or pursuant to a Notice of Guaranteed Delivery is expected to be July 3, 2025, assuming that the Tender Offer is not extended or earlier terminated (the “Settlement Date”).

There can be no assurance that any Notes will be purchased. The Tender Offer is conditioned upon the satisfaction of certain conditions, including the Financing Condition (as defined in the Offer to Purchase). JBS USA Food Company reserves the right, subject to applicable law, to (i) waive any and all conditions to the tender offer, (ii) extend or terminate the tender offer, (iii) increase or decrease the tender amount, or (iv) otherwise amend the tender offer.

Information Relating to the Tender Offer

BMO Capital Markets Corp. (“BMO”), Banco BTG Pactual S.A. – Cayman Branch (“BTG”), Citigroup Global Markets Inc. (“Citigroup”), Mizuho Securities USA LLC (“Mizuho”) and RBC Capital Markets, LLC (“RBC”) are acting as dealer managers for the Tender Offer. Persons with questions regarding the Tender Offer should contact BMO at (collect) +1 (212) 702-1840 or (toll free) +1 (833) 418-0762, BTG at (collect) +1 (212) 293-4600, Citigroup at (collect) +1 (212) 723-6106 or (toll free) +1 (800) 558-3745, Mizuho at (collect) +1 (212)-205-7736 or (toll free) +1 (866) 271-7403, or RBC at (collect) +1 (212) 618 7843 or (toll free) +1 (877) 381-2099.

D.F. King & Co., Inc. is the tender and information agent for the tender offer. Investors with questions regarding the procedures for tendering Notes may contact the tender and information agent by email at jbs@dfking.com, or by phone at (212) 269-5550 (for banks and brokers only) or (800) 628-8510 (for all others, toll-free). Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

The full details of the tender offer, including complete instructions on how to tender Notes, are included in the Offer to Purchase. The Offer to Purchase may be obtained from D.F. King & Co., Inc., free of charge, by calling +1 (800) 628-8510 (toll free), +1 (212) 269-5550 (collect) or by email at jbs@dfking.com. Copies of the Offer to Purchase and Notice of Guaranteed Delivery are also available at the following web address: www.dfking.com/jbs.

Neither the Offer Documents nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The tender offer is being made solely on the terms and conditions set forth in the Offer Documents. Under no circumstances shall this news release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of JBS S.A. or any of its subsidiaries, including JBS USA Food Company. The tender offer is not being made to, nor will JBS USA Food Company accept tenders of Notes from, holders in any jurisdiction in which the tender offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. No recommendation is made as to whether holders should tender their Notes. Holders should (i) carefully read the Offer to Purchase because it contains important information, including the various terms and conditions of the tender offer, (ii) consult their own investment and tax advisors and (iii) make their own decisions whether to tender Notes in the tender offer, and, if so, the principal amount of Notes to tender.

Important Notice Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about the perspectives and expectations of JBS S.A. or any of its subsidiaries, including JBS USA Food Company, are forward-looking statements. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions, when related to JBS S.A. and its subsidiaries and affiliates, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Forward-looking statements relate only to the date they were made and none of JBS S.A. or any of its subsidiaries undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

CONTACT:	Diego Pirani
Treasurer
e-mail: JBS.USA@jbssa.com
+1 (970) 506-8117